Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company

Post-Effective Amendment No. 1 to

Registration Statement on Form S-3 (File No. 333-222192)1

Termination of the Offering

Commissioners:

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 with respect to certain group or individual fixed contingent annuity contracts (“Contracts”) is being filed in accordance with the undertaking in the Registration Statement to remove from registration by means of a post-effective amendment any securities of Transamerica Advisors Life Insurance Company (“Company”) that were previously registered under the Registration Statement and that were unsold at the termination of the offering.

The Company ceased making the Contracts available for new sales in 2014.2 Thereafter, existing certificate owners were able to continue to make subsequent contributions as permitted under the terms of the Contracts. Currently, the sole owner of the only outstanding Contract is no longer eligible to make subsequent contributions under the terms of the Contract.

The Company has received state approvals to endorse the Contracts to eliminate the certificate fee assessed by the Company under the Contracts. The Company has issued the endorsement in September, 2018.

The Company does not intend to use the Registration Statement to sell any more securities, and plans to terminate the offering on or about November 30, 2018. By filing this post-effective amendment, the Company will remove from registration any securities previously registered under the Registration Statement that remain unsold as of that date, or such date as this post-effective amendment becomes effective.

[1]

Pursuant to Rule 415(a)(6) of the Securities Act of 1933, as amended (“1933 Act”), the securities registered by this registration statement are unsold securities previously registered for sale pursuant to the Company’s registration statement on Form S-3 (File No. 333-200770).

[2]	See Prospectus dated December 22, 2014 for Group Fixed Contingent Annuity Contract, File No. 333-200770.

Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

Moreover, because there are fewer than 300 outstanding Contracts, the Company intends to rely on Rule 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended (“1934 Act”) and file a Form 15 to provide notice of its intent to suspend its reporting obligations under Section 15(d) of the 1934 Act.3

If you have any comments or questions regarding this filing, please contact me directly.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth, Senior Counsel Transamerica Advisors Life Insurance Company (720) 488-7884 brian.stallworth@transamerica.com

[3]

The Company is a reporting company under the 1934 Act because it issues certain annuities with a market value adjustment feature (“MVA”) and contingent deferred annuities, including the Contracts, that are registered on Form S-3. To suspend its reporting obligations under the 1934 Act, the Company intends:

•	to endorse its contingent deferred annuity contracts and remove any registered and unsold contingent annuity contracts from registration, as described above; and

•

to endorse its annuity contracts with MVA features to eliminate any downward MVA that may be applied to a contract or certificate owner’s account value so that the MVA interests are no longer securities registered under the 1933 Act. The Company discontinued sales of its annuity contracts with MVA interests in 2009, and removed from registration all contracts and participating MVA interests that were registered and unsold by post-effective amendments declared effective on November 4, 2009. See File Nos. 333-133223 and 333-133225.

Once all of the endorsements have been issued and any securities that currently are registered and unsold have been removed from registration, the Company intends to provide notice of its intent to suspend its reporting obligations under Section 15(d) of the 1934 Act by filing a Form 15.